SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 14)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

Phillip DeZwirek

2300 Yonge Street, Suite 1710

Toronto, Ontario, Canada M4P 1E4

(416) 593-6543

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125141 10-1	Schedule 13D	2 of 8

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason DeZwirek
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Canadian citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,361,770
	8	Shared voting power 2,824,736
	9	Sole dispositive power 1,361,770
	10	Shared dispositive power 2,824,736
11	Aggregate amount beneficially owned by each reporting person 4,186,506
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.2%
14	Type of reporting person IN

CUSIP No. 125141 10-1	Schedule 13D	3 of 8

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Icarus Investment Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Ontario
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,824,736
	8	Shared voting power 0
	9	Sole dispositive power 2,824,736
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,824,736
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.7%
14	Type of reporting person CO

CUSIP No. 125141 10-1	Schedule 13D	4 of 8

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Phillip DeZwirek
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Canadian citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 716,141
	8	Shared voting power 2,829,436
	9	Sole dispositive power 716,141
	10	Shared dispositive power 2,829,436
11	Aggregate amount beneficially owned by each reporting person 3,545,577
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.7%
14	Type of reporting person IN

Schedule 13D	5 of 8

This Amendment No. 14 to Schedule 13D is being filed by Jason DeZwirek, Icarus Investment Corp. and Phillip DeZwirek (each, a “Reporting Person”) to amend and supplement the Schedule 13D originally filed by them, as amended from time to time, with respect to the shares of common stock, par value $0.01 of CECO Environmental Corp., a Delaware corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended to add the following supplemental information:

On April 21, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Met-Pro Corporation, a Pennsylvania corporation (“Met-Pro”), Mustang Acquisition Inc. and Mustang Acquisition II Inc. In connection with the execution of the Merger Agreement, and to induce Met-Pro to enter into the Merger Agreement, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with Met-Pro dated April 21, 2013, pursuant to which each Reporting Person has agreed to vote all shares of Common Stock beneficially owned by him or it in favor of the issuance by the Company of shares of Common Stock of the Company to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of the Company. Each Reporting Person has appointed Met-Pro and any designee of Met-Pro as his or its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote the shares or act by written consent with respect to the shares of Common Stock beneficially owned by him or it in favor of the issuance by the Company of shares of Common Stock of the Company to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of the Company.

A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

Items 3 and 6 are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 3 is hereby incorporated in this Item 5 by reference.

A.	Jason DeZwirek

(a) Jason DeZwirek is deemed to beneficially own the 2,824,736 shares of common stock of the Company owned by Icarus Investment Corp. (“Icarus”) (the “Icarus Subject Shares”) and the 1,361,770 shares of the Company that he owns directly (the “JD Subject Shares”), which in the aggregate represents 23.2% of the outstanding common stock of the Company.

(b) As a result of the Voting Agreement, Jason DeZwirek may be deemed to have shared voting and dispositive powers with Met-Pro with respect to the JD Subject Shares. Jason DeZwirek and Phillip DeZwirek have shared voting power and dispositive power with respect to the Icarus Subject Shares, provided, that as a result of the Voting Agreement, Phillip DeZwirek and Jason DeZwirek may be deemed to have shared voting and dispositive powers with Met-Pro with respect to the Icarus Subject Shares.

Schedule 13D	6 of 8

(c) Jason DeZwirek has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Jason DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the JD Subject Shares. Phillip DeZwirek is the only person other than Jason DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Icarus Subject Shares.

(e) Not applicable.

B.	Icarus

(a) Icarus is deemed to beneficially own the Icarus Subject Shares, which in the aggregate represents 15.7% of the outstanding common stock of the Company.

(b) As a result of the Voting Agreement, Icarus may be deemed to have shared voting and dispositive powers with Met-Pro with respect to the Icarus Subject Shares.

(c) Icarus has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Jason DeZwirek and Phillip DeZwirek are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Icarus Subject Shares.

(e) Not applicable.

C.	Phillip DeZwirek

(a) Phillip DeZwirek is deemed to beneficially own the 716,141 shares of the Company that he owns directly and the 4,700 shares of common stock held in a retirement account of his spouse (collectively, the “PD Subject Shares”) and the Icarus Subject Shares, which in the aggregate represents 19.7% of the outstanding common stock of the Company.

(b) As a result of the Voting Agreement, Phillip DeZwirek may be deemed to have shared voting and dispositive powers with Met-Pro with respect to the PD Subject Shares. Phillip DeZwirek also may be deemed to share voting and dispositive control with his spouse and Met-Pro of the 4,700 shares of CECO Common Stock held in a retirement account of his spouse. Jason DeZwirek and Phillip DeZwirek have shared voting power and dispositive power with respect to the Icarus Subject Shares, provided, that as a result of the Voting Agreement, Phillip DeZwirek and Jason DeZwirek may be deemed to have shared voting and dispositive powers with Met-Pro with respect to the Icarus Subject Shares.

(c) Phillip DeZwirek has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 716,141 shares of the common stock of CECO owned directly by him. Jason DeZwirek is the only person other than Phillip DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of the Icarus Subject Shares.

(e) Not applicable.

Schedule 13D	7 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 3 is hereby incorporated in this Item 6 by reference.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Reporting Person has agreed that until termination of the Voting Agreement, each Reporting Persons shall not Transfer (as defined in the Voting Agreement) any shares of stock beneficially owned by such Reporting Person as set forth in the Voting Agreement. The Voting Agreement is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to the filed exhibit.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Voting Agreement, dated as of April 21, 2013, by and among Met-Pro Corporation, Phillip DeZwirek, Jason DeZwirek and Icarus Investment Corp. (Incorporated by reference to Exhibit 10.2 from the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2013)

Exhibit 99.2	Joint Filing Agreement

Schedule 13D

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2013

/s/ Jason DeZwirek
Jason DeZwirek

/s/ Phillip DeZwirek
Phillip DeZwirek

ICARUS INVESTMENT CORP.

By:	/s/ Jason DeZwirek
Jason DeZwirek